UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013.

Commission File Number 001-35466

GasLog Ltd.

(Translation of registrant’s name into English)

c/o GasLog Monaco S.A.M.

Gildo Pastor Center

7 Rue du Gabian

MC 98000, Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

On May 24, 2013, GasLog Ltd. (the “Company”) filed a shelf registration statement on Form F-3 (the “Registration Statement”) with the Securities and Exchange Commission and issued a related press release, which is included as Exhibit 99.2 and incorporated herein by reference. In connection therewith, the shareholders approved an amendment to the Company’s Bye-laws authorizing the Board of Directors to designate from time to time one or more series of preference shares pursuant to the Registration Statement. The amendments to the Bye-laws of the Company and the related shareholder notice are included as Exhibit 3.1 and Exhibit 99.1, respectively, and are incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

3.1	Amendments to the Bye-laws of GasLog Ltd.
99.1	Notice to Shareholders of GasLog Ltd. dated May 23, 2013
99.2	Press Release dated May 24, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2013
GASLOG LTD.,

by
/s/ Paul Wogan
		Name:	Paul Wogan
		Title:	Chief Executive Officer